                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

       For the fiscal year ended December 31, 1996



                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from _______________ to __________________

       Commission file number 0-21602


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Amended and Restated LCI International, Inc. Employee Stock Purchase Plan

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             LCI International, Inc.
                              8180 Greensboro Drive
                                    Suite 800
                             McLean, Virginia 22102
                                 1-800-296-0220

                               Page 1 of 12 Pages

                              REQUIRED INFORMATION




       The following financial statements for the Amended and Restated LCI International, Inc. Employee Stock Purchase Plan are being filed herewith:

        Description                                                                      Page No.
                                                                                       --------------
        Report of Independent Public Accountants                                             5

        Statements of Financial Condition as of December 31, 1996 and
           1995                                                                              6

        Statements of Income and Other Changes in Plan Equity for the years ended December 31, 1996, 1995 and 1994
                                                                                             7

        Notes to Financial Statements                                                        8

        Financial Statement Schedules: Schedules I, II and III are not applicable


       The following exhibit is being filed herewith:

            Exhibit No.                                         Description
           ---------------                 ------------------------------------------------------------

                 1                                 Consent of Independent Public Accountants



                               Page 2 of 12 Pages


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                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AMENDED AND RESTATED LCI INTERNATIONAL, INC.
                                  EMPLOYEE STOCK PURCHASE PLAN
                                  (Name of Plan)



Date:  March 25, 1997        By:    /s/Joseph A. Lawrence
                                  -----------------------
                                  Joseph A. Lawrence
                                  Senior Vice President Finance and Development and Chief Financial Officer


                               Page 3 of 12 Pages

                  AMENDED AND RESTATED LCI INTERNATIONAL, INC.

                          EMPLOYEE STOCK PURCHASE PLAN


                           ANNUAL REPORT ON FORM 11-K

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




                          INDEX TO FINANCIAL STATEMENTS



Description                                                                                     Page No.
                                                                                             ---------------

Report of Independent Public Accountants                                                           5

Statements of Financial Condition as of December 31, 1996 and 1995                                 6

Statements of Income and Other Changes in Plan Equity for the years
   ended December 31, 1996, 1995  and 1994                                                         7

Notes to Financial Statements                                                                      8

Financial Statement Schedules: Schedules I, II and III are not applicable


                               Page 4 of 12 Pages


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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
     Amended and Restated LCI International, Inc.
     Employee Stock Purchase Plan:


We have audited the accompanying statements of financial condition of the AMENDED AND RESTATED LCI INTERNATIONAL, INC. EMPLOYEE STOCK PURCHASE PLAN (the
Plan) as of December 31, 1996 and 1995, and the related statements of income and other changes in plan equity for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1996 and 1995, and the income and other changes in plan equity for the years ended December 31, 1996, 1995, and 1994 in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Washington D.C.,
March 24, 1997.


                               Page 5 of 12 Pages

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                  AMENDED AND RESTATED LCI INTERNATIONAL, INC.

                          EMPLOYEE STOCK PURCHASE PLAN


                        STATEMENTS OF FINANCIAL CONDITION

                        AS OF DECEMBER 31, 1996 AND 1995




                                                                               1996                1995
                                                                             -----------       -------------
ASSETS:

   Common stock of LCI International, Inc., at market
      value (370,144 and 295,789 shares, respectively)                       $8,004,364          $6,063,675
   Receivables                                                                  210,181              99,476
                                                                             -----------       -------------

              Total assets                                                    8,214,545           6,163,151
                                                                             -----------       -------------

TOTAL PLAN EQUITY                                                            $8,214,545          $6,163,151
                                                                             ===========       =============






The accompanying notes to financial statements are an integral part of these statements.

                               Page 6 of 12 Pages

                  AMENDED AND RESTATED LCI INTERNATIONAL, INC.

                          EMPLOYEE STOCK PURCHASE PLAN


              STATEMENTS OF INCOME AND OTHER CHANGES IN PLAN EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994




                                                                      1996              1995             1994
                                                                  -------------     -------------    -------------

ADDITIONS ATTRIBUTED TO:
   Net unrealized (depreciation) appreciation in the
     market value of Common Stock of LCI International,
     Inc.                                                           $ (182,837)       $1,507,587       $1,127,807
   Contributions from participants                                   4,283,663         2,343,034        1,287,447
                                                                  -------------     -------------    -------------

              Total additions                                        4,100,826         3,850,621        2,415,254

DEDUCTIONS ATTRIBUTED TO:
   Withdrawals and terminations                                     (2,049,432)         (997,706)        (588,732)
                                                                  -------------     -------------    -------------

              Total deductions                                      (2,049,432)         (997,706)        (588,732)

   Net increase in plan equity                                       2,051,394         2,852,915        1,826,522

PLAN EQUITY, beginning of year                                       6,163,151         3,310,236        1,483,714
                                                                  -------------     -------------    -------------

PLAN EQUITY, end of year                                            $8,214,545        $6,163,151       $3,310,236
                                                                  =============     =============    =============




The accompanying notes to financial statements are an integral part of these statements.


                               Page 7 of 12 Pages

                  AMENDED AND RESTATED LCI INTERNATIONAL, INC.

                          EMPLOYEE STOCK PURCHASE PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



(1)    DESCRIPTION OF THE PLAN

         The following description of the Amended and Restated LCI International, Inc. Employee Stock Purchase Plan (the Amended Plan or the
       Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

       General
       -------

       The Amended Plan, formerly known as the 1993 Employee Stock Purchase Plan of LCI International Management Services, Inc. (the Original Plan), is an employee stock purchase plan which allows for participation by all eligible employees of LCI International, Inc. and its subsidiaries (the Company) within the meaning of Section 423 of the Internal Revenue Code of 1986 (Code). The Amended Plan, effective August 13, 1995, replaced the Original Plan which was established effective May 12, 1993.

       The purpose of the Plan is to provide eligible employees who wish to become stockholders of the Company or who wish to increase their stock holdings of the Company, with an opportunity to purchase shares of the Company's Common Stock, $.01 par value per share (Common Stock). Funds used to purchase shares under the Plan are withheld from employee compensation (as defined by the Plan) through payroll deductions. The Common Stock is held by Fifth Third Bank (the Custodian). The Custodian holds all of the Plan assets and executes all of the Plan's transactions.

       The Plan is administered by the Stock Purchase Plan Committee (the Committee), which was established by the Board of Directors of the Company. All administrative expenses are paid by the Company. Under the Amended Plan, 1,800,000 shares of Common Stock are reserved for issuance pursuant to the terms of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Amendments
       ----------

       In December 1994, the Board of Directors of the Company approved the Amended Plan, which is a continuation of the Original Plan. The Original Plan, in effect since May 12, 1993, expired on August 12, 1995. The Amended Plan is effective August 13, 1995 and

                               Page 8 of 12 Pages
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       will have a term of no more than 27 months. Under the Amended Plan, the number of Common Stock shares reserved for purchase was increased from 1,200,000 to 1,800,000; the contribution limit for eligible employees was increased from 10% to 15% of a participant's salary; and the automatic Base Option Price reset mechanism, as defined, was changed to be discretionary on the part of the Committee. All other terms of the Original Plan were retained.

       During 1994, the Board of Directors of the Company approved two administrative changes to the Plan. The first change permitted employees to take up to 90 days of disability leave or an approved leave of absence and continue to contribute to the Plan during such leave. If an employee does not contribute to the Plan during such leave, but returns from leave within 90 days, the Base Option Price, as defined, applicable to that employee does not reset. The second change reduced the employment eligibility requirement from six months to 90 days, beginning effective January 1, 1995.

       Eligibility
       -----------

       Any full-time employee of the Company who has been continuously employed for a period of ninety days or more may participate in the Plan. Also, any part-time employee whose customary employment terms are for more than twenty-hours per week or for five months or more in any calendar year may participate in the Plan. An employee may enroll in the plan on the first trading day of any month after the eligibility requirements have been satisfied. No employee having a 5% or greater ownership interest in the Company may participate in the Plan.

       As of December 31, 1996 and 1995, there were 1,856 and 931 employees, respectively, participating in the Plan.

       Contributions
       -------------

       Through August 12, 1995, participants could authorize a biweekly payroll deduction of up to 10% and starting August 13, 1995 can authorize up to 15% of eligible compensation per pay period. Participant deductions are subject to a maximum deduction per employee of $25,000 per year to be applied to the purchase of shares. The maximum number of shares an employee may purchase during an offering period is 20,000 shares. All amounts obtained from payroll deductions under the Plan are used to purchase shares of the Company's Common Stock. The purchase price for a share of Common Stock purchased under the Plan is the lower of: (a) the participant's Base Option Price, or (b) 85% of the FMV of the Common Stock at the purchase date. The purchase date for shares of the Company's Common Stock is the last trading date of each month. On August 13, 1995, the Base Option Price for all participants participating in the Plan on that date was reset under the Amended Plan to $15.62; representing 85% of the FMV of a share of Common Stock on August 14, 1995, the first day of trading under the Amended Plan. The


                               Page 9 of 12 Pages
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       Base Option price for participants entering the Plan after August 13,
       1995 is the greater of 85% of the FMV of a share of Common Stock on the date the participant is eligible to enroll in the plan, or 85% of the FMV of a share of Common Stock on the participant's Plan entry date.

       The Base Option Price for all participants may be adjusted at the discretion of the Committee at the midpoint of the interval between the offering and the end of the offering (the Revaluation Date), provided the offering has a period of at least fifteen months. The adjusted Base Option Price for all participants would be 85% of the average of the FMV of a share of Common Stock during a period of twenty trading days ending one month before the Revaluation Date. If the adjusted Base Option Price results in a lower price than a participant's initial Base Option Price, then that participant's Base Option Price remains unchanged.

       Distribution
       ------------

       The shares of the Company's Common Stock allocated to participants' accounts are held in trust by the Custodian until such shares become fully distributable to the participants or the participant's beneficiary in the event of:

         - Retirement,
         - Total disability prior to retirement,
         - Death while an employee,
         - Termination of employment,
         - Reaching or exceeding Plan maximums,
         - Discontinuance of the Plan, or
         - Upon a request by the participant for Stock Certificates.

       Administrative Fees
       -------------------

       All administrative expenses of the Plan were paid by the Company during 1996 and 1995.


(2)    STOCK SPLIT

       Effective September, 1995 a 2-for-1 split effected in the form of a stock dividend for Common Stock was approved by the Board of Directors. Share and per share amounts have been restated to reflect the impact of this stock split.

                              Page 10 of 12 Pages

(3)    SUMMARY OF ACCOUNTING POLICIES

       Basis of Accounting
       -------------------

       The financial statements are prepared using the accrual basis of accounting. Unrealized appreciation/depreciation of assets is determined as the difference between the excess of market value over cost at year-end and the excess of market value over cost at the beginning of the Plan year.

       Investments
       -----------

       Investments as of December 31, 1996 and 1995 are valued at fair market value, as measured by the New York Stock Exchange (NYSE). As of December 31, 1996 and 1995, there were 370,144 and 295,789 shares in the Plan, respectively, at a market value of $21.63 and $20.50 per share, respectively.

       Estimates
       ---------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

       Reclassifications
       -----------------

       Certain 1995 amounts have been reclassified to conform with 1996 presentation.


(4)    INCOME TAX STATUS

       The Plan is an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986 (IRC) and is not subject to income taxes. Employees are responsible for the income tax consequences arising from ownership of Common Stock purchased through the Plan.

       Gains or losses on sales of Common Stock purchased by a participant pursuant to the Plan must be reported to the Internal Revenue Service by the participant in the year of sale. Gains and losses may be characterized as ordinary or capital as defined by the IRC.


                              Page 11 of 12 Pages

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(5)    PLAN TERMINATION

       The Plan and all rights of participants will terminate (i) on the date as of which participants have exercised options to purchase a number of shares equal to or greater than the number of shares then subject to the Plan or (ii) if earlier, the date as of which the Committee or the Board of Directors of the Company terminates the Plan. The Board of Directors, with the consent of shareholders, may elect to extend another offer or, authorize additional shares for this purpose. Upon termination of the Plan, the entire account of each participant will be distributed as soon as practicable.


(6)    NET UNREALIZED APPRECIATION (DEPRECIATION)


                                                                    December 31
                                                           ------------------------------    Net Change in
                                                               1996             1995             1996
                                                           -------------    -------------    --------------

        Investment in common stock of LCI
           International, Inc., at market value              $8,004,364       $6,063,675        $1,940,689

        Investment in common stock of LCI
           International, Inc., at cost                       4,706,509        2,582,983         2,123,526
                                                           -------------    -------------    --------------

        Net unrealized appreciation (depreciation)
           in market value                                   $3,297,855       $3,480,692      $   (182,837)
                                                           =============    =============    ==============


(7)    WITHDRAWAL REQUESTS

       The cost of shares to be distributed to participants due to withdrawal requests or terminations at December 31, 1996 and 1995 were $83,978 and $10,385, respectively. In accordance with generally accepted accounting principles, these amounts are not reflected as liabilities in the accompanying statements of financial condition.


                              Page 12 of 12 Pages